SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM U5S

ANNUAL REPORT

For the Year Ended December 31, 2001

Filed Pursuant to the
Public Utility Holding Company Act of 1935

by

Energy East Corporation
P.O. Box 12904
Albany, NY 12212-2904

Item 1    System Companies and Investment Therein as of December 31, 2001
Name of Company	Number of Common Shares	% of Voting Power	Issuer Book Value	Owner's Book Value
Energy East Corporation LNG Storage Partners (1) LNG Marketing Partners (1) Energy East Capital Trust I Energy East Capital Trust II	(2) (2) 426,804 -	10% 10% 100% 100%	$7,289,254 $10,603,400 $10,670,103 -	$1,178,925 1,060,340 $10,670,103 -
New York State Electric & Gas Corporation	64,508,477	100%	$848,854,592	$848,854,592
Connecticut Energy Corporation	1,000	100%	$442,033,036	$442,033,036
The Southern Connecticut Gas Company	1,407,072	100%	$421,855,999	$421,855,999
CNE Energy Services Group, Inc.	1,000	100%	$15,832,659	$15,832,659
Energy East Solutions, LLC	(2)	50%	$4,776,344	$2,851,901
LNG Storage Partners (1)	(2)	80%	$7,289,254	$4,797,118
Total Peaking Services, LLC	(2)	100%	$3,310,452	$6,742,652
LNG Marketing Partners (1)	(2)	80%	$10,603,400	$7,675,639
CNE Peaking, LLC	(2)	100%	$5,999,814	$10,403,863
CNE Development Corporation	1,000	100%	$568,477	$568,477
East Coast Natural Gas Cooperative, LLC	(2)	20%	-	$1,751
CNE Venture-Tech Inc.	1,000	100%	$10,823,413	$10,823,413
CIS Service Bureau, LLC	(2)	100%	$1,614,251	$1,614,251
Nth Power Technologies Fund I, LP	(2)	7.9%	$49,419,160	$3,898,381
Energy East Enterprises, Inc.	26	100%	$20,108,736	$20,108,736
New Hampshire Gas Corporation	25	100%	$1,276,723	$1,276,723
Southern Vermont Natural Gas Corporation	1	100%	-	-
Seneca Lake Storage, Inc.	1	100%	$1,237,000	$1,237,000
Maine Natural Gas Corporation	1	100%	$17,036,057	$17,036,057
The Energy Network, Inc.	5,444	100%	$35,075,587	$35,075,587
Energy East Solutions, Inc.	100	100%	$21,749,334	$21,749,334
NYSEG Solutions, Inc.	26	100%	$5,491,633	$5,491,633
South Jersey Energy Solutions, LLC	(2)	50%	$77,388	$38,694
Energy East Solutions, LLC	(2)	50%	$4,776,344	$2,388,172
Energy East Telecommunications, Inc.	340	100%	$3,390,067	$3,390,067
Telergy East, LLC	(2)	50%	$5,494,764	$2,747,382
Cayuga Energy, Inc.	8	100%	$28,435,673	$28,435,673
PEI Power II, LLC	(2)	50.1%	$23,364,541	$11,705,635
Carthage Energy, LLC	(2)	100%	$7,141,677	$7,141,677
South Glens Falls Energy, LLC	(2)	85%	$4,761,707	$4,046,326
Energy East Management Corporation	10	100%	$3,480,626	$3,480,626
Name of Company	Number of Common Shares	% of Voting Power	Issuer Book Value	Owner's Book Value
CMP Group, Inc. LNG Storage Partners (1) LNG Marketing Partners (1)	1,000 (2) (2)	100% 10% 10%	$752,894,606 $7,289,254 $10,603,400	$752,894,606 $678,925 $1,060,340
Central Maine Power Company	31,211,471	100%	$670,510,202	$670,510,202
Maine Electric Power Company, Inc.	6,877	78.3%	$10,436,237	$9,143,078
NORVARCO	5,000	100%	$840,449	$840,449
Chester SVC Partnership	(2)	50%	-	-
Central Securities Corporation	10	100%	$2,478,436	$2,478,436
Cumberland Securities Corporation	110	100%	$2,318,232	$2,318,232
Maine Yankee Atomic Power Company	161,424	38%	$62,332,424	$23,686,321
Yankee Atomic Electric Company	729	9.5%	$1,059,886	$100,724
Connecticut Yankee Atomic Power Company	21,000	6%	$66,497,315	$3,992,009
MaineCom Services	10,000	100%	$50,074,467	$50,074,467
New England Investment Corporation	100	100%	$49,156,363	$49,156,363
New England Business Trust	100	100%	$49,152,633	$49,152,633
NEON Communications, Inc.	4,455,801	20.9%	$57,776,176	$12,075,220
New England Security Corp.	100	100%	$49,373,274	$49,373,274
The Union Water-Power Company	10,000	100%	$22,522,294	$22,522,294
CTG Resources, Inc.	1,000	100%	$369,347,942	$369,347,942
Connecticut Natural Gas Corporation	10,634,496	100%	$360,822,728	$360,822,728
CNG Real Estate Associates, LLC	(2)	100%	$129,022	$129,022
TEN Companies, Inc.	1000	100%	$48,648,734	$48,648,734
The Hartford Steam Company	621	100%	$37,775,916	$37,775,916
TEN Transmission Company	1	100%	$15,639,810	$15,639,810
Downtown Cogeneration Associates, LP	(2)	50%	$303,354	$151,677
Berkshire Energy Resources	1,000	100%	$96,398,016	$96,398,016
The Berkshire Gas Company	100	100%	$91,660,514	$91,660,514
Berkshire Propane, Inc.	100	100%	$3,269,997	$3,269,997
Berkshire Service Solutions, Inc.	100	100%	($1,730,432)	($1,730,432)

(1) Energy East Corporation owns 10%, CMP Group, Inc. owns 10% and CNE Energy Services Group, Inc. owns 80%

(2) Noncorporate subsidiary (partnership, limited partnership or limited liability company)

Item 2    Acquisitions or Sales of Utility Assets

Information concerning acquisitions or sales of utility assets by system companies, which involved consideration of more than $1 million, not reported in a certificate filed pursuant to Rule 24, during the period of January 1, 2001 through December 31, 2001, is as follows:

Acquisition:
Name	Consideration	Description	Location
New York State Electric & Gas Corporation	$118 million	Sold 18% interest in Nine Mile Point Nuclear Generating Unit No. 2	Scriba, NY
Central Maine Power Company	$1.4 million	Sold 2.5% interest in Millstone Unit No. 3 Nuclear Generating Unit	Waterford, CT

Item 3    Issue, Sale, Pledge, Guarantee or Assumption of System Securities during the period January 1, 2001 through December 31, 2001

None, except as reported in certificates filed pursuant to Rule 24 and Form U-6B-2 for the year 2001.

Item 4    Acquisition, Redemption or Retirement of Securities
Issuer	Description	Consideration	Extinguished or Held	Rule
Central Maine Power	Pollution Control Revenue Bonds 7 3/8% Due 5/1/14	$11,330,000	Extinguished	42
Central Maine Power	Pollution Control Revenue Bonds 7 3/8% Due 5/1/14	$8,755,000	Extinguished	42
Central Maine Power	Note	$9,300,000	Mandatory Principal Payment on Note	42
Central Maine Power	Medium-term Note Variable Rate due 8/12/01	$5,000,000	Extinguished	42
Central Maine Power	Medium-term Note Variable Rate due 9/27/01	$5,000,000	Extinguished	42
NORVARCO	Limited Recourse Senior Note 10.48% due 2020	$1,103,376	Mandatory Principal Payment on Note	42
Issuer	Description	Consideration	Extinguished or Held	Rule
NORVARCO	Limited Recourse Senior Note 7.05% due 2020	$79,714	Mandatory Principal Payment on Note	42
The Energy Network, Inc.	Installment Loan 6.61% Due 4/1/04	$1,625,000	Extinguished	42
Berkshire Gas Company	Note 4.28% Due 9/03	$300,000	Extinguished	42
Connecticut Natural Gas Corporation	Series AA First Mortgage Bonds, 9.16% Due 2004	$2,500,000	Extinguished	42
TEN Companies, Inc.	Secured Term Note 6.99% Due 2009	$5,000,000	Extinguished	42
New York State Electric & Gas Corporation	Note with Various Interest Rates and Maturity Dates	$152,000,000	Extinguished	42

Item 5    Investments in Securities of Non-system Companies

1.  Aggregate amount of investment in persons operating in the retail service area of the owners, or of its subsidiaries.

None

2.  With respect to securities owned not included in category 1:

None

Item 6    Officers and Directors - As of December 31, 2001

Legend of Abbreviations
AC	Assistant Clerk
AS	Assistant Secretary
AT	Assistant Treasurer
BOT	Board of Trustees
C	Controller or Chief Accounting Officer
CB	Chairman of the Board
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CL	Clerk
COO	Chief Operating Officer
D	Director
EC	Executive Committee
EVP	Executive Vice President
GC	General Counsel
M	Manager
MC	Management Committee
P	President
S	Secretary
SVP	Senior Vice President
T	Treasurer
VP	Vice President

Address Codes
(a)	Corporate Drive-Kirkwood Industrial Pk., P.O. Box 5224, Binghamton, NY 13902
(b)	Ithaca-Dryden Road, P.O. Box 3287, Ithaca, NY 14852-3287
(c)	217 Commercial Street, 5th Floor, Portland, ME 04101
(d)	P.O. Box 12904, Albany, NY 12212-2904
(e)	Stephens Square, 81 State Street, 5th Floor, Binghamton, NY 13901
(f)	Stephens Square, 81 State Street, 5th Floor, Binghamton, NY 13901
(g)	855 Main Street, Bridgeport, CT 06604
(h)	One Telergy Parkway, Syracuse, NY 13057
(i)	100 Columbus Boulevard, Hartford, CT 06144-1500
(j)	115 Cheshire Road, Pittsfield, MA 01201
(k)	14 Maine Street, Brunswick, ME 04011
(l)	83 Edison Drive, Augusta, ME 04336
(m)	209 State Street, P.O. Box 1209, Presque Isle, ME 04769
(n)	33 State Street, P.O. Box 932, Bangor, ME 04401
(o)	77 Grove Street, Rutland, VT 05701
(p)	P.O. Box 270, Hartford, CT 06141-0270
(q)	391 Totten Pond Road, Suite 401, Waltham, MA 02154
(r)	526 Western Avenue, Augusta, ME 04330
(s)	25 Research Drive, Westborough, MA 01582
(t)	P.O. Box 300, Seabrook, NH 03874
(u)	800 Boylston Street P-1603, Boston, MA 02199
(v)	103 Brookside Road, Portland, ME 04103
(w)	730 Tyler Street, Pittsfield, MA 01201
(x)	9106 McDonald Drive, Bethesda, MD 20817
(y)	321 Old Ferry Road, Wiscasset, ME 04578
(z)	110 Great Road, P.O. Box 248, Bedford, MA 01730

Part I.    Names, Principal Business Address, Positions Held as of December 31, 2001

	ENERGY EAST MANAGEMENT CORPORATION	ENERGY EAST CORPORATION	NEW YORK STATE ELECTRIC & GAS	CONNECTICUT ENERGY CORPORATION	SOUTHERN CONNECTICUT GAS	CNE ENERGY SERVICES GROUP, INC.
Allessio, Robert M. (j)					VP
Ammann, Jr., Vincent L. (g)					VP, T
Aurelio, Richard (a)		D
Beaudoin, Mark R. (e)
Bedard, Peter E. (l)
Benson, Richard R. (b)	VP
Bonner, George E. (a)
Briggs, Robert S. (n)
Brown, Kent R. (o)
Burns Sara J. (l)
Cables, Robert A. (g)						VP, S
Call, Curtis I. (l)
Cariani, Paul R. (m)
Carney, Peter G. (f)
Carrigg, James A. (a)		D
Casarett, Alison P. (a)		D
Case, Kathleen A. (l)
Castiglia, Joseph J. (a)		D
Clark, C. M. (j)
Conroy, Michael H. (l)
Coppola, Michael (e)
Cuoco, Lillian M. (p)
Cyr, William (m)
DeFleur, B. Lois (a)		D
Dorazio, Thomas F. (a)			VP
DuBrava, Elaine T. (a)			S
Eastman, Michael D. (a)			VP
Fallona, John F. (r)
Fay, Joseph D. (o)
Feeley, Joseph J. (g)						VP, CFO
Feigenbaum, Ted C. (t)
Finn, William M. (l)
Garwood, Steve S. (c)
German, Michael I. (e)	D, SVP	SVP	D	D	D	D
Gioia, L. Paul (a)		D
Greenman, Frederic E. (s)
Guerrette, Carrie D. (y)
Hartnett, Edward (h)
Jagger, David M. (a)		D
Janczewski, Janet L. (g)					S
Jasinski, Kenneth M. (d)	D, EVP, GC, S	EVP, GC, S	D	D, VP, GC, S	D
Keane, John B. (p)
Keeler, John M. (a)		D
Kelley, Tim D. (g)					VP
Kump, Robert D. (d)	VP, T	VP, T		VP
Laurito, James P.(i)					P, COO, D
Leavitt, Russell F. (i)
Lee, Carroll R. (n)
Linscott, Susan (r)
Lynch, Ben E. (a)		D
Mahoney, R. Scott (l)
Martin, Robert H. (u)
McClain, F. Michael (c)	VP
McClelland, Eric C. (a)
McGaughy, Larry S. (g)				VP		P
Meisner, Michael J. (y)
Michaud, Rachel M. (l)
Morrell, Douglas S (n)
Moynihan, Peter J. (v)		D
Murley, Dr. Thomas E. (x)
Norton, Wayne A. (y)
Oliver, Richard (h)
Poulin, Gerald C. (l)
Powderly, Robert C. (s)
Quimby, Darrel R. (l)

	ENERGY EAST MANAGEMENT CORPORATION	ENERGY EAST CORPORATION	NEW YORK STATE ELECTRIC & GAS	CONNECTICUT ENERGY CORPORATION	SOUTHERN CONNECTICUT GAS	CNE ENERGY SERVICES GROUP, INC.
Rafferty, Sherwood J. (b)			SVP, CFO, T, C
Ramsauer, Kirk L. (s)
Reis, William (i)					VP
Rich, Walter G. (a)		D
Robinson, Stephen G. (l)
Rodrigue, Normand V. (r)
Rude, Robert E. (d)	VP, C	VP, C		VP, C
Rust, P. A. (j)
Schwennesen, Terry L. (s)
Shedd, D. (w)
Smith, Hariph M. (n)
Smith, Jeffrey K. (a)			SVP
Sparks-Beddoe, Angela M. (a)	VP
Stevens, Michael C. (i)
Taylor, Carl A. (e)
Tedesco, Ralph R. (a)			D, P, COO
Thomas, Michael E. (y)
Turner, Teresa M. (a)			VP
Urgento, Dennis R. (a)			VP
von Schack, Wesley W. (d)	D, P, CEO	D, CB, P, CEO	D	D, CB, P, CEO	D, CB, CEO
Wickham, Denis E. (a)	SVP, D
Zink, Karen L. (j)

	CNE DEVELOPMENT CORPORATION	CNE VENTURE-TECH, INC.	ENERGY EAST ENTERPRISES	MAINE NATURAL GAS, CORPORATION	THE ENERGY NETWORK, INC.	ENERGY EAST SOLUTIONS, INC.
Allessio, Robert M. (j)
Ammann, Jr., Vincent L. (g)
Aurelio, Richard (a)
Beaudoin, Mark R. (e)						VP
Bedard, Peter E. (l)
Benson, Richard R. (b)
Bonner, George E. (a)			P	D, T
Briggs, Robert S. (n)
Brown, Kent R. (o)
Burns Sara J. (l)
Cables, Robert A. (g)	VP, S	VP, S
Call, Curtis I. (l)
Cariani, Paul R. (m)
Carney, Peter G. (f)
Carrigg, James A. (a)
Casarett, Alison P. (a)
Case, Kathleen A. (l)
Castiglia, Joseph J. (a)
Clark, C. M. (j).
Conroy, Michael H. (l)
Coppola, Michael (e)
Cuoco, Lillian M. (p)
Cyr, William (m)
DeFleur, B. Lois (a)
Dorazio, Thomas F. (a)
DuBrava, Elaine T. (a)
Eastman, Michael D. (a)
Fallona, John F. (r)
Fay, Joseph D. (o)
Feeley, Joseph J. (g)	VP, CFO	VP, CFO
Feigenbaum, Ted C. (t)
Finn, William M. (l)
Garwood, Steve S. (c)
German, Michael I. (e)	D	D	D	D	D, CEO, P	D
Gioia, L. Paul (a)
Greenman, Frederic E. (s)
Guerrette, Carrie D. (y)
Hartnett, Edward (h)
Jagger, David M. (a)
Janczewski, Janet L. (g)
Jasinski, Kenneth M. (d)			D		D
Keane, John B. (p)
Keeler, John M. (a)
Kelley, Tim D. (g)
Kump, Robert D. (d)			S, T		VP, S, CFO	S
Laurito, James P. (i)
Leavitt, Russell F. (i)
Lee, Carroll R. (n)
Linscott, Susan (r)
Lynch, Ben E. (a)
Mahoney, R. Scott (l)
Martin, Robert H. (u)
McClain, F. Michael (c)				D
McClelland, Eric C. (a)
McGaughy, Larry S. (g)	P	P
Meisner, Michael J. (y)
Michaud, Rachel M. (l)
Morrell, Douglas S (n)
Moynihan, Peter J. (v)
Murley, Dr. Thomas E. (x)
Norton, Wayne A. (y)
Oliver, Richard (h)
Poulin, Gerald C. (l)
Powderly, Robert C. (s)
Quimby, Darrel R. (l)				VP, S

	CNE DEVELOPMENT CORPORATION	CNE VENTURE-TECH, INC.	ENERGY EAST ENTERPRISES	MAINE NATURAL GAS, CORPORATION	THE ENERGY NETWORK, INC.	ENERGY EAST SOLUTIONS, INC.
Rafferty, Sherwood J. (b)
Ramsauer, Kirk L. (s)
Reis, William (i)
Rich, Walter G. (a)
Robinson, Stephen G. (l)
Rodrigue, Normand V. (r)
Rude, Robert E. (d)			C		VP, C
Rust, P. A. (j)
Schwennesen, Terry L. (s)
Shedd, D. (w)
Smith, Hariph M. (n)
Smith, Jeffrey K. (a)
Sparks-Beddoe, Angela M. (a)
Stevens, Michael C. (i)
Taylor, Carl A. (e)					VP, T	P, T
Tedesco, Ralph R. (a)
Thomas, Michael E. (y)
Turner, Teresa M. (a)
Urgento, Dennis R. (a)
von Schack, Wesley W. (d)			D		D
Wickham, Denis E. (a)
Zink, Karen L. (j)

	ENERGY EAST TELECOMMUNI-CATIONS. INC.	CAYUGA ENERGY, INC.	CMP GROUP, INC.	CENTRAL MAINE POWER COMPANY	MAINE ELECTRIC POWER COMPANY	NORVARCO
Allessio, Robert M. (j)
Ammann, Jr., Vincent L. (g)
Aurelio, Richard (a)
Beaudoin, Mark R. (e)
Bedard, Peter E. (l)				VP
Benson, Richard R. (b)
Bonner, George E. (a)
Briggs, Robert S. (n)
Brown, Kent R. (o)
Burns Sara J. (l)				P, D	P, D	VP, D
Cables, Robert A. (g)
Call, Curtis I. (l)			AT	T, VP, C
Cariani, Paul R. (m)
Carney, Peter G. (f)		P
Carrigg, James A. (a)
Casarett, Alison P. (a)
Case, Kathleen A. (l)				VP
Castiglia, Joseph J. (a)
Clark, C. M. (j).
Conroy, Michael H. (l)				VP
Coppola, Michael (e)	P
Cuoco, Lillian M. (p)
Cyr, William (m)					D
DeFleur, B. Lois (a)
Dorazio, Thomas F. (a)	D, CB
DuBrava, Elaine T. (a)
Eastman, Michael D. (a)
Fallona, John F. (r)
Fay, Joseph D. (o)
Feeley, Joseph J. (g)
Feigenbaum, Ted C. (t)
Finn, William M. (l)
Garwood, Steve S. (c)
German, Michael I. (e)	D	D	D	D
Gioia, L. Paul (a)
Greenman, Frederic E. (s)
Guerrette, Carrie D. (y)
Hartnett, Edward (h)
Herling, Douglas A. (l)				VP
Jagger, David M. (a)
Janczewski, Janet L. (g)
Jasinski, Kenneth M. (d)			D,VP,GC,S	D
Keane, John B. (p)
Keeler, John M. (a)
Kelley, Tim D. (g)
Kump, Robert D. (d)	S	S	VP,T
Laurito, James P. (i)
Leavitt, Russell F. (i)
Lee, Carroll R. (n)					VP, D
Linscott, Susan (r)
Lynch, Ben E. (a)
Mahoney, R. Scott (l)			CL	S, CL	S,CL	S, CL
Martin, Robert H. (u)
McClain, F. Michael (c)
McClelland, Eric C. (a)					D
McGaughy, Larry S. (g)
Meisner, Michael J. (y)
Michaud, Rachel M. (l)					T	T
Morrell, Douglas S (n)
Moynihan, Peter J. (v)
Murley, Dr. Thomas E. (x)
Norton, Wayne A. (y)
Oliver, Richard (h)
Poulin, Gerald C. (l)
Powderly, Robert C. (s)
Quimby, Darrel R. (l)

	ENERGY EAST TELECOMMUNI-CATIONS. INC.	CAYUGA ENERGY, INC.	CMP GROUP, INC.	CENTRAL MAINE POWER COMPANY	MAINE ELECTRIC POWER COMPANY	NORVARCO
Rafferty, Sherwood J. (b)
Ramsauer, Kirk L. (s)
Reis, William (i)
Rich, Walter G. (a)
Robinson, Stephen G. (l)				VP
Rodrigue, Normand V. (r)
Rude, Robert E. (d)		D	VP,C
Rust, P. A. (j)
Schwennesen, Terry L. (s)
Shedd, D. (w)
Smith, Hariph M. (n)					D
Smith, Jeffrey K. (a)
Sparks-Beddoe, Angela M. (a)
Stevens, Michael C. (i)
Taylor, Carl A. (e)	T	T
Tedesco, Ralph R. (a)
Thomas, Michael E. (y)
Turner, Teresa M. (a)
Urgento, Dennis R. (a)
von Schack, Wesley W. (d)			D, CB, P,CEO	D
Wickham, Denis E. (a)
Zink, Karen L. (j)

	CENTRAL SECURITIES CORPORATION	CUMBERLAND SECURITIES CORPORATION	MAINE YANKEE ATOMIC POWER	MAINECOM SERVICES
Allessio, Robert M. (j)
Ammann, Jr., Vincent L. (g)
Aurelio, Richard (a)
Beaudoin, Mark R. (e)
Bedard, Peter E. (l)
Benson, Richard R. (b)
Bonner, George E. (a)
Briggs, Robert S. (n)			D
Brown, Kent R. (o)			D
Burns Sara J. (l)	P, COO, D	P, COO, D	D
Cables, Robert A. (g)
Call, Curtis I. (l)	T, D	T, D	D
Cariani, Paul R. (m)			D
Carney, Peter G. (f)
Carrigg, James A. (a)
Casarett, Alison P. (a)
Case, Kathleen A. (l)	D	D
Castiglia, Joseph J. (a)
Clark, C. M. (j).
Conroy, Michael H. (l)
Coppola, Michael (e)
Cuoco, Lillian M. (p)			D
Cyr, William (m)
DeFleur, B. Lois (a)
Dorazio, Thomas F. (a)
DuBrava, Elaine T. (a)
Eastman, Michael D. (a)
Fallona, John F. (r)
Fay, Joseph D. (o)			AS, C	S,CL
Feeley, Joseph J. (g)
Feigenbaum, Ted C. (t)			D
Finn, William M. (l)			S
Garwood, Steve S. (c)
German, Michael I. (e)				D
Gioia, L. Paul (a)
Greenman, Frederic E. (s)			D
Guerrette, Carrie D. (y)			T
Hartnett, Edward (h)
Jagger, David M. (a)
Janczewski, Janet L. (g)
Jasinski, Kenneth M. (d)
Keane, John B. (p)			D
Keeler, John M. (a)
Kelley, Tim D. (g)
Kump, Robert D. (d)
Laurito, James P. (i)
Leavitt, Russell F. (i)
Lee, Carroll R. (n)
Linscott, Susan (r)
Lynch, Ben E. (a)
Mahoney, R. Scott (l)	S, CL	S, CL
Martin, Robert H. (u)			D
McClain, F. Michael (c)			D	D
McClelland, Eric C. (a)
McGaughy, Larry S. (g)
Meisner, Michael J. (y)			VP, COO
Michaud, Rachel M. (l)
Morrell, Douglas S (n)			D
Moynihan, Peter J. (v)			D
Murley, Dr. Thomas E. (x)			D
Norton, Wayne A. (y)			P
Oliver, Richard (h)
Poulin, Gerald C. (l)			D
Powderly, Robert C. (s)			D
Quimby, Darrel R. (l)

	CENTRAL SECURITIES CORPORATION	CUMBERLAND SECURITIES CORPORATION	MAINE YANKEE ATOMIC POWER	MAINECOM SERVICES
Rafferty, Sherwood J. (b)
Ramsauer, Kirk L. (s)			D
Reis, William (i)
Rich, Walter G. (a)
Robinson, Stephen G. (l)			D
Rodrigue, Normand V. (r)
Rude, Robert E. (d)
Rust, P. A. (j)
Schwennesen, Terry L. (s)			D
Shedd, D. (w)
Smith, Hariph M. (n)
Smith, Jeffrey K. (a)
Sparks-Beddoe, Angela M. (a)
Stevens, Michael C. (i)
Taylor, Carl A. (e)
Tedesco, Ralph R. (a)
Thomas, Michael E. (y)			VP, CFO	T
Turner, Teresa M. (a)
Urgento, Dennis R. (a)
von Schack, Wesley W. (d)
Wickham, Denis E. (a)
Zink, Karen L. (j)

	UNION WATER-POWER COMPANY	CTG RESOURCES INC.	CONNECTICUT NATURAL GAS	TEN COMPANIES, INC.	BERKSHIRE ENERGY RESOURCES.	THE BERKSHIRE GAS COMPANY
Allessio, Robert M. (j)			VP		BOT, P, CEO	D, P, CEO, T
Ammann, Jr., Vincent L. (g)			VP, T
Aurelio, Richard (a)
Beaudoin, Mark R. (e)
Bedard, Peter E. (l)
Benson, Richard R. (b)
Bonner, George E. (a)
Briggs, Robert S. (n)
Brown, Kent R. (o)
Burns Sara J. (l)
Cables, Robert A. (g)
Call, Curtis I. (l)	D
Cariani, Paul R. (m)
Carney, Peter G. (f)
Carrigg, James A. (a)
Casarett, Alison P. (a)
Case, Kathleen A. (l)
Castiglia, Joseph J. (a)
Clark, C. M. (j).						CL
Conroy, Michael H. (l)
Coppola, Michael (e)
Cuoco, Lillian M. (p)
Cyr, William (m)
DeFleur, B. Lois (a)
Dorazio, Thomas F. (a)
DuBrava, Elaine T. (a)
Eastman, Michael D. (a)
Fallona, John F. (r)	P,D
Fay, Joseph D. (o)	AS
Feeley, Joseph J. (g)
Feigenbaum, Ted C. (t)
Finn, William M. (l)	S,CL
Garwood, Steve S. (c)
German, Michael I. (e)	D	D	D	D, CB, P, CEO	BOT	D
Gioia, L. Paul (a)
Greenman, Frederic E. (s)
Guerrette, Carrie D. (y)
Hartnett, Edward (h)
Jagger, David M. (a)
Janczewski, Janet L. (g)			S
Jasinski, Kenneth M. (d)		D, VP, GC, S	D		BOT,VP,GC,S	D
Keane, John B. (p)
Keeler, John M. (a)
Kelley, Tim D. (g)			VP
Kump, Robert D. (d)		VP, T			VP,T
Laurito, James P. (i)			D, P, COO
Leavitt, Russell F. (i)			VP
Lee, Carroll R. (n)
Linscott, Susan (r)	T
Lynch, Ben E. (a)
Mahoney, R. Scott (l)
Martin, Robert H. (u)
McClain, F. Michael (c)	D
McClelland, Eric C. (a)
McGaughy, Larry S. (g)
Meisner, Michael J. (y)
Michaud, Rachel M. (l)
Morrell, Douglas S (n)
Moynihan, Peter J. (v)
Murley, Dr. Thomas E. (x)
Norton, Wayne A. (y)
Oliver, Richard (h)
Poulin, Gerald C. (l)
Powderly, Robert C. (s)
Quimby, Darrel R. (l)

	UNION WATER-POWER COMPANY	CTG RESOURCES INC.	CONNECTICUT NATURAL GAS	TEN COMPANIES, INC.	BERKSHIRE ENERGY RESOURCES.	THE BERKSHIRE GAS COMPANY
Rafferty, Sherwood J. (b)
Ramsauer, Kirk L. (s)
Reis, William (i)			VP
Rich, Walter G. (a)
Robinson, Stephen G. (l)
Rodrigue, Normand V. (r)	SVP
Rude, Robert E. (d)		VP, C			VP,C
Rust, P. A. (j)
Schwennesen, Terry L. (s)
Shedd, D. (w)
Smith, Hariph M. (n)
Smith, Jeffrey K. (a)
Sparks-Beddoe, Angela M. (a)
Stevens, Michael C. (i)			C, AT
Taylor, Carl A. (e)
Tedesco, Ralph R. (a)
Thomas, Michael E. (y)
Turner, Teresa M. (a)
Urgento, Dennis R. (a)
von Schack, Wesley W. (d)		D, CB, P, CEO	D		BOT	D
Wickham, Denis E. (a)
Zink, Karen L. (j)						VP

	BERKSHIRE PROPANE, INC.	BERKSHIRE SERVICE SOLUTIONS, INC.
Allessio, Robert M. (j)	P, COO, T	P, COO, T
Ammann, Jr., Vincent L. (g)
Aurelio, Richard (a)
Beaudoin, Mark R. (e)
Bedard, Peter E. (l)
Benson, Richard R. (b)
Bonner, George E. (a)
Briggs, Robert S. (n)
Brown, Kent R. (o)
Burns Sara J. (l)
Cables, Robert A. (g)
Call, Curtis I. (l)
Cariani, Paul R. (m)
Carney, Peter G. (f)
Carrigg, James A. (a)
Casarett, Alison P. (a)
Case, Kathleen A. (l)
Castiglia, Joseph J. (a)
Clark, C. M. (j)	CL	CL
Conroy, Michael H. (l)
Coppola, Michael (e)
Cuoco, Lillian M. (p)
Cyr, William (m)
DeFleur, B. Lois (a)
Dorazio, Thomas F. (a)
DuBrava, Elaine T. (a)
Eastman, Michael D. (a)
Fallona, John F. (r)
Fay, Joseph D. (o)
Feeley, Joseph J. (g)
Feigenbaum, Ted C. (t)
Finn, William M. (l)
Garwood, Steve S. (c)
German, Michael I. (e)	D	D
Gioia, L. Paul (a)
Greenman, Frederic E. (s)
Guerrette, Carrie D. (y)
Hartnett, Edward (h)
Jagger, David M. (a)
Janczewski, Janet L. (g)
Jasinski, Kenneth M. (d)
Keane, John B. (p)
Keeler, John M. (a)
Kelley, Tim D. (g)
Kump, Robert D. (d)
Laurito, James P. (i)
Leavitt, Russell F. (i)
Lee, Carroll R. (n)
Linscott, Susan (r)
Lynch, Ben E. (a)
Mahoney, R. Scott (l)
Martin, Robert H. (u)
McClain, F. Michael (c)
McClelland, Eric C. (a)
McGaughy, Larry S. (g)
Meisner, Michael J. (y)
Michaud, Rachel M. (l)
Morrell, Douglas S (n)
Moynihan, Peter J. (v)
Murley, Dr. Thomas E. (x)
Norton, Wayne A. (y)
Oliver, Richard (h)
Poulin, Gerald C. (l)
Powderly, Robert C. (s)
Quimby, Darrel R. (l)

	BERKSHIRE PROPANE, INC.	BERKSHIRE SERVICE SOLUTIONS, INC.
Rafferty, Sherwood J. (b)
Ramsauer, Kirk L. (s)
Reis, William (i)
Rich, Walter G. (a)
Robinson, Stephen G. (l)
Rodrigue, Normand V. (r)
Rude, Robert E. (d)
Rust, P. A. (j)
Schwennesen, Terry L. (s)
Shedd, D. (w)		VP
Smith, Hariph M. (n)
Smith, Jeffrey K. (a)
Sparks-Beddoe, Angela M. (a)
Stevens, Michael C. (i)
Taylor, Carl A. (e)
Tedesco, Ralph R. (a)
Thomas, Michael E. (y)
Turner, Teresa M. (a)
Urgento, Dennis R. (a)
von Schack, Wesley W. (d)
Wickham, Denis E. (a)
Zink, Karen L. (j)

Part II.    Financial Connections as of December 31, 2001
Name of Officer or Director	Name and Location of Financial Institution	Position Held in Financial Institution
Wesley W. von Schack	Mellon Financial Corporation and Mellon Bank, N.A.	Director

Part III.    Compensation and Other Related Information

(a)    Compensation of directors and executive officers of system companies, directors' and executive officers' interests in securities of system companies, directors' and executive officers' contracts and transactions with system companies and participation in bonus and profit-sharing arrangements and other benefits are contained in:

Energy East Corporation's proxy statement, that will be filed before April 30, 2002, pages 6 through 18, which is incorporated herein by reference.

New York State Electric & Gas Corporation's Annual Report on Form 10-K, page 106, for the year ended December 31, 2001, File No. 1-3103-2.

Central Maine Power Company's Annual Report on Form 10-K, page 106, for the year ended December 31, 2001, File No. 1-5139.

(d)    Directors' and Executive Officers' Indebtedness to System Companies

None

(f)    Directors' and Executive Officers' Rights to Indemnity.

The state laws under which each of Energy East Corporation and its domestic direct and indirect subsidiaries is incorporated provide broadly for indemnification of directors and officers against claims and liabilities against them in their capacities as such. See By-law 33 of Energy East Corporation's bylaws as amended, effective April 12, 2001.

Item 7    Contributions and Public Relations

1.  Energy East Corporation and its subsidiaries have established political action committees and have incurred certain costs in accordance with the provisions of the Federal Election Campaign Act, for the administration of such committees.

2.  Expenditures, disbursements or payments for the account of any citizens group or public relations counsel are as follows:

Company	Beneficiary	Purpose	Account	Amount
Central Maine Power Company	Maine & Company	Donations	Donations	$12,500
Central Maine Power Company	American Red Cross	Donations	Donations	$19,000
Central Maine Power Company	United Way	Donations	Donations	$43,143
Central Maine Power Company	Maine Community Foundation	Donations	Donations	$10,000
Central Maine Power Company	Various - 160	Donations	Donations	$97,141
Connecticut Natural Gas Corporation	United Way	Donation	Donations	$42,163
Connecticut Natural Gas Corporation	Various - 112 items	Community welfare, education, research, and civic activity	Misc. General Exp.	$167,181
TEN Companies, Inc.	Various - 8 items	Community welfare, education, research, and civic activity	Misc. General Exp.	$13,352
NYSEG	American Red Cross	Donation to NYC Relief Fund	Donations	$25,000
NYSEG	Misc. 291 items less than $10,000	Community welfare, education, research and civic activity	Donations and Other Deductions	$40,885
NYSEG	Misc. 173 items less than $10,000	Community welfare, education, research and civic activity	A & G Expenses	$134,825
The Southern Connecticut Gas Company	American Red Cross Fairfield County	Contribution	Donations	$10,900
The Southern Connecticut Gas Company	Greater Bridgeport Area Foundation	Contribution	Donations	$10,000
Company	Beneficiary	Purpose	Account	Amount
The Southern Connecticut Gas Company	United Way of Eastern Fairfield County	Contribution	Donations	$39,750
The Southern Connecticut Gas Company	United Way of Greater New Haven	Contribution	Donations	$34,000
The Southern Connecticut Gas Company	Various - 176 items	Community welfare, education, research and civic activity	Misc. General Exp.	$158,228

Item 8    Services, Sales and Construction Contracts

Part I.    Contracts for services, including engineering or construction services or goods supplied or sold by a system company to another system company are as follows:
Transaction	Serving Company	Receiving Company	Compensation	Date of Contract	Contract In Effect at Year-End Yes/No
System Maintenance	Energy East Telecommunications	NYSEG	$139,789	7/98	Yes
Materials and Services	NYSEG	Maine Natural Gas	$989,283	1/01	Yes
Materials and Services	NYSEG	The Energy Network	$218,017	1/01	Yes
Materials and Services	NYSEG	New Hampshire Gas Corporation	$140,678	1/01	Yes
Materials and Services	NYSEG	Seneca Lake Storage, Inc.	$119,638	1/01	Yes
Rent	Central Maine Power Company	MaineCom	$42,562	Various	Yes
Support Services	Central Maine Power Company	MaineCom	$63,932	3/01	Yes
Rent	Central Maine Power Company	MaineCom	$302,444	1/97	Yes
Support Services	Central Maine Power Company	Union Water-Power	$1,678,600	3/01	Yes
Support Services	Central Maine Power Company	Maine Electric Power Company	$832,947	3/01	Yes
Transaction	Serving Company	Receiving Company	Compensation	Date of Contract	Contract In Effect at Year-End Yes/No
Support Services	Central Maine Power Company	Maine Natural Gas	$147,357	3/01	Yes
Administrative Services	Central Maine Power Company	CMP Group, Inc.	$276,842	1/01	Yes
Utility Services	Union Water-Power	Central Maine Power Company	$3,416,597	4/93	Yes
Gas Procurement, Scheduling, Administrative and Accounting Support Services	Energy East Solutions, Inc.	Energy East Solutions, LLC	Flat Fee of $30,000 per month	7/99	Yes
Gas Procurement, Scheduling, Administrative and Accounting Support Services	CNE Energy Services	Energy East Solutions, LLC	Flat Fee of $53,000 per month	7/99	Yes
Administrative Services	Energy East Solutions, Inc.	South Jersey Energy Solutions, LLC	$246,272	1/00	Yes
Administrative Services	NYSEG	Energy East Telecommunications, Inc.	$19,940	6/98	Yes
Management Technical Services	Berkshire Gas Company	Berkshire Propane	$193,559	1/01	Yes
Management Services	Berkshire Gas Company	Berkshire Service Solutions, Inc.	$21,506	1/01	Yes
Dispatch & Technical Emergency Services	Berkshire Gas Company	Berkshire Service Solutions, Inc.	$39,293	1/01	Yes
Administrative Services	Berkshire Gas Company	Berkshire Energy Resources, Inc.	$152,599	1/01	Yes
Technical Services	Berkshire Service Solutions, Inc.	Appliance Rental Division - Berkshire Gas Company	$151,150	1/01	Yes
Management Services	Connecticut Natural Gas Company	Southern Connecticut Gas Company	$1,022,828	1/01	Yes
Management Services	Southern Connecticut Gas Company	Connecticut Natural Gas Company	$903,462	1/01	Yes

Transaction	Serving Company	Receiving Company	Compensation	Date of Contract	Contract In Effect at Year-End Yes/No
Administrative Services	Southern Connecticut Gas Company	Total Peaking Services, LLC	$464,665	4/96	Yes
Administrative Services	Southern Connecticut Gas Company	CNE Venture-Tech, Inc.	$640,613	1/01	Yes
Administrative Services	Southern Connecticut Gas Company	CNE Energy Services Group, Inc.	$131,957	1/01	Yes

Contracts omitted include rent and support services contracts between companies that amounted to less than an aggregate consideration of $100,000 between companies.

Part II.    Contracts to purchase services or goods from an affiliate other than a system company or from a company in which any officer or director of the receiving company is a partner or owns 5% or more of any class of equity securities.

None

Part III.    Employment of any person by any system company for the performance on a continuing basis of management services.

None

Item 9    Wholesale Generators and Foreign Utility Companies

Part I.

South Glens Falls, LLC: a) South Glens Falls, which is 85% owned by Cayuga Energy, Inc., is located at One Hudson Street, South Glens Falls, NY. Its business address is 81 State Street, Stephens Square, 5th Floor, Binghamton, NY 13901-3110. South Glens Falls is a 63MW, natural gas fired, combined cycle co-generation facility. b) Cayuga Energy has invested $4 million in South Glens Falls. Energy East Corporation has guaranteed $50,000 for gas transportation and electric service to the plant. c) See Exhibit I for debt, equity and net income. d) South Glens Falls has consultative, administrative, project management, material procurement, design, cost estimate and support services contracts with New York State Electric & Gas Corporation. The services provided to South Glens Falls are billed at the cost of time and material.

Carthage Energy, LLC: a) Carthage Energy, which is 100% owned by Cayuga Energy, Inc., is located at 701 West End Avenue, Carthage, NY. Its business address is 81 State Street, Stephens Square, 5th Floor, Binghamton, NY 13901-3110. Carthage Energy is a 63MW, natural gas fired, combined cycle co-generation facility. b) Cayuga Energy has invested $7.1 million in Carthage Energy. Energy East Corporation has guaranteed $130,000 for gas transportation and electric service. c) See Exhibit I for debt, equity and net income. d) Carthage Energy has consultative, administrative, project management, material procurement, design and support services contracts with New York State Electric & Gas Corporation. The services provided to Carthage Energy are billed at the cost of time and material.

PEI Power II, LLC: a) PEI Power II, which is 50.1% owned by Cayuga Energy, Inc., is located at 170 Power Boulevard, Archbald, PA 18403. Its business address is 81 State Street, Stephens Square, 5th Floor, Binghamton, NY 13901-3110. PEI Power II is a 44MW, natural gas-fired facility. b) Cayuga Energy has invested $11.7 million in PEI Power II. c.) See Exhibit I for debt, equity and net income. d) PEI Power II has consultative, project management, material procurement, design and support services contracts with New York State Electric & Gas Corporation. The services provided to PEI Power II are billed at the cost of time and material.

Part II.  Organization chart showing the relationship of each EWG and foreign utility company to other system companies. - See Exhibit H

Part III.  Amount of aggregate investment in exempt wholesale generators $22.9 million.
Ratio of aggregate investment in exempt wholesale generators to domestic public utility subsidiaries 1%.

Item 10    Financial Statements and Exhibits

Financial Statements

Financial statements are listed in Exhibit F

EXHIBITS
Exhibit A
A-1	Annual report of Energy East Corporation on Form 10-K for the year ended December 31, 2001, - File No. 1-14766 and incorporated herein by reference.
A-2	Annual report of New York State Electric & Gas Corporation on Form 10-K for the year ended December 31, 2001, - File No. 1-3103-2 and incorporated herein by reference.
A-3	Annual report of Central Maine Power Company on Form 10-K for the year ended December 31, 2001, - File No. 1-5139 and incorporated herein by reference.
Exhibit B
B-1

Restated Certificate of Incorporation of Energy East Corporation filed in the Office of the Secretary of State of the State of New York on April 23, 1998, included as Exhibit 3-1 in Energy East Corporation's Form 10-K for the year ended December 31, 2001, - File No. 1-14766 and incorporated herein by reference.

B-2

Certificate of Amendment of the Certificate of Incorporation filed in the Office of the Secretary of State of the State of New York on April 26, 1999 - included as Exhibit 3-2 in Energy East Corporation's Form 10-K for the year ended December 31, 2001, - File No. 1-14766 and incorporated herein by reference.

B-3

By-laws of Energy East Corporation as amended April 12, 2001 - included as Exhibit 3-3 in Energy East Corporation's Form 10-K for the year ended December 31, 2001, - File No. 1-14766 and incorporated herein by reference.

B-4

Restated Certificate of Incorporation, Certificates of Amendment of the Certificate of Incorporation and By-laws as amended of New York State Electric & Gas Corporation filed as Exhibits 3-1 through 3-5, 3-7 through 3-14 and 3-16 in New York State Electric and Gas Corporation's Annual Report on Form 10-K for the year ended December 31, 2001, - File No. 1-3103-2 and incorporated herein by reference.

B-5

Articles of Incorporation, as amended, Articles of Amendment to Articles of Incorporation and By-laws as amended of Central Maine Power Company filed as Exhibits 3-1 through 3-3 in Central Maine Power Company's Annual report on Form 10-K for the year ended December 31, 2001, - File No. 1-5139 and incorporated herein by reference.

Exhibit C

First Mortgage and Supplemental Indentures of New York State Electric & Gas corporation filed as Exhibits 4-1 through 4-13 in New York State Electric & Gas Corporation's Annual Report on Form 10-K for the year ended December 31, 2001, - File No. 1-3103-2 and incorporated herein by reference.

Exhibit D	Form of Tax Allocation Agreement filed as Exhibit B in Energy East Corporation's Amendment No. 2 to the Application/Declaration on Form U-1, File No. 070-9609 and incorporated herein by reference.
Exhibit E
E-1	Consent of PricewaterhouseCoopers LLP
E-2	Consent of PricewaterhouseCoopers LLP
E-3	Consent of PricewaterhouseCoopers LLP
Exhibit F
F-1	Consolidating Income Statement of Energy East Corporation and subsidiaries.
F-2	Consolidating Balance Sheet of Energy East Corporation and subsidiaries.
F-3	Consolidating Cash Flow Statement of Energy East Corporation and subsidiaries.
F-4	Consolidating Retained Earnings Statement of Energy East Corporation and subsidiaries.
F-5

Consolidating Balance Sheet and Statements of Income, Cash Flow and Retained Earnings of Berkshire Energy Resources, Connecticut Energy Corporation, CTG Resources, Inc., CMP Group Inc., The Energy Network and Energy East Enterprises are filed confidentially pursuant to Rule 104.

Exhibit H	The relationship of each EWG, in which the system holds an interest, to other system companies is reflected in Item 1.
Exhibit I	Balance Sheet and Statements of Income and Cash Flow for exempt wholesale generators are filed confidentially pursuant to Rule 104.

S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Energy East Corporation By: /s/Robert E. Rude Robert E. Rude Vice President and Controller

April 23, 2002